UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Frontier Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G36826 108

(CUSIP Number)

667 Madison Avenue, 19th Floor

New York, New York, 10065

212-803-9080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G36826 108	SCHEDULE 13D/A	Page 1 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frontier Acquisition Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,630,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,630,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,630,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(2)
14	TYPE OF REPORTING PERSON OO

(1) Represents 5,630,000 Class A Shares issuable upon conversion of an equal number of Class B Shares, provided that, in connection with the Issuer’s liquidation, all Class A Shares were redeemed and, after giving effect to the Issuer’s de-listing and de-registration, the Class B Shares beneficially owned by the Reporting Person will no longer be convertible into registered securities.

(2) After giving effect to the redemption on March 16, 2023, none of the Issuer’s Class A Shares remained outstanding. Pursuant to Rule 13d-3, the Reporting Person’s beneficial ownership percentage would technically be 100%; provided that, after giving effect to the Issuer’s delisting and deregistration, the Reporting Person’s filing obligations will cease.

CUSIP No. G36826 108	SCHEDULE 13D/A	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rick Gerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,630,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,630,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,630,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(2)
14	TYPE OF REPORTING PERSON IN

(1) Represents 5,630,000 Class A Shares issuable upon conversion of an equal number of Class B Shares, provided that, in connection with the Issuer’s liquidation, all Class A Shares were redeemed and, after giving effect to the Issuer’s de-listing and de-registration, the Class B Shares beneficially owned by the Reporting Person will no longer be convertible into registered securities.

(2) After giving effect to the redemption on March 16, 2023, none of the Issuer’s Class A Shares remained outstanding. Pursuant to Rule 13d-3, the Reporting Person’s beneficial ownership percentage would technically be 100%; provided that, after giving effect to the Issuer’s delisting and deregistration, the Reporting Person’s filing obligations will cease.

CUSIP No. G36826 108	SCHEDULE 13D/A	Page 3 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alpha Wave Global, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. G36826 108	SCHEDULE 13D/A	Page 4 of 5

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends the Schedule 13D filed on March 25, 2021 (the “Schedule 13D”) and relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Frontier Acquisition Corp., a Cayman Islands corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 667 Madison Avenue, 19th Floor, New York, NY 10065. Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

As set forth below, as a result of the transactions described herein, in connection with the Issuer’s liquidation, each of the Reporting Persons will cease to be the beneficial owner of more than five percent of the Shares after giving effect to the de-listing and de-registration of the Issuer’s shares.

Item 2, Identity and Background.

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b) The address of the principal business office of the Reporting Persons and Alpha Wave is 667 Madison Avenue, 19th Floor, New York, NY 10065.

Item 5. Interest in Securities of the Issuer

Item 5(a-c) and (e) of the Schedule 13D is hereby amended and restated as follows:

(a-c) On March 15, 2023, the Nasdaq Stock Market LLC filed a Form 25. On March 16, 2023, the Issuer redeemed all of its outstanding Class A Ordinary Shares for approximately $10.20 per share (the “Redemption”), and, on March 27, 2023, the Issuer expects to file a Form 15, in order to delist and deregister the Class A Ordinary Shares. Pursuant to the Redemption, the 2,400,000 Class A Shares beneficially held by Alpha Wave were redeemed and Alpha Wave ceased to beneficially own any equity securities of the Issuer. As a result of the Redemption and after effectiveness of the de-listing and de-registration of the Issuer’s Shares, the Reporting Persons will no longer have voting or dispositive power over any registered equity securities of the Issuer. Other than as described herein, the Reporting Persons have not affected any transactions in the Class A Ordinary Shares during the past 60 days.

(e) As a result of the Redemption and after giving effect to the de-listing and de-registration of the Issuer’s Shares, the Reporting Persons will cease to be the beneficial owner of more than five percent (5%) of the Class A Ordinary Shares, effective as of June 25, 2023.

CUSIP No. G36826 108	SCHEDULE 13D/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2023

FRONTIER ACQUISITION SPONSOR LLC

By:	/s/ Rick Gerson
Name:	Rick Gerson
Title:	Managing Member

ALPHA WAVE GLOBAL, LP

/s/ Scott Carpenter
Name:	Scott Carpenter
Title:	Authorized Signatory

/s/ Rick Gerson
Rick Gerson